Andy Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW 101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 29, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kristin Lochhead, Brian Cascio, Jessica Ansart, Katherine Bagley

Re:	OceanTech Acquisitions I Corp.

Registration Statement on Amendment No. 3 to Form S-4

Filed December 20, 2023
File No. 333-273186

Dear All:

On behalf of OceanTech Acquisitions I Corp., a Delaware corporation (the “Company” or “OTEC”), we are transmitting this letter in response to the oral comments received by the Company on December 27, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Form S-4 filed on July 10, 2023, amended on September 13, 2023, amended on November 3, 2023, and further amended on December 20, 2023 (collectively, the “S-4”) relating to the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Agreement and Plan of Merger” or “Merger Agreement”), by and among OTEC, Regentis Biomaterials Ltd, a company organized under the laws of the State of Israel (“Regentis”) and R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of OTEC (the “Merger Sub”). This letter is being submitted together with an amendment to the S-4 (the “Revised S-4”) to address comments received by the Company from the Commission.

Amendment No. 3 to Registration Statement on Form S-4 filed December 20, 2023

1.	Oral Comment conveyed by the Staff on December 27, 2023, requesting that the Company file the two promissory notes with Polar Multi-Strategy Master Fund dated as of May 2023 and October 2023.

Response: The Company respectfully acknowledges the Staff’s oral comment and advises the Staff that it has filed as Exhibits 4.2 and 4.3 to the Revised S-4 the two subscription agreements with Polar Multi-Strategy Master Fund in response to the Staff’s comment, and updated the references in the Revised S-4 to refer to these agreements as subscription agreements rather than promissory notes.

2.	Oral Comment conveyed by the Staff on December 27, 2023, requesting that the Company revise its disclosure to include an estimate of the pro rata portion of the trust account that a shareholder would receive as of a recent practicable date if a shareholder exercised its redemption rights.

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota

New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia

Response: The Company respectfully acknowledges the Staff’s oral comment and advises the Staff that it has revised its disclosure on page 45 of the Revised S-4 to include this pro rata amount in response to the Staff’s comment.

3.	Oral Comment conveyed by the Staff on December 27, 2023, requesting that the Company revise its disclosure to disclose the extended deadline for Nasdaq compliance, which had been extended from January 2, 2024 to January 22, 2024.

Response: The Company respectfully acknowledges the Staff’s oral comment and advises the Staff that it has revised its disclosure on page 188 of the Revised S-4 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s oral comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker, Esq.

CC:	Suren Ajjarapu, Chief Executive Officer and Chairman of the Company

(sa@oceantechspac.com)

Frank Knuettel II, Chief Financial Officer of the Company

(fk@oceantechspac.com)

Rebekah McCorvey, Esq., Nelson Mullins Riley & Scarborough LLP

(rebekah.mccorvey@nelsonmullins.com)

Tiffany Weatherholtz, Esq., Nelson Mullins Riley & Scarborough LLP

(tiffany.weatherholtz@nelsonmullins.com)

Jon Anderson, Esq., Nelson Mullins Riley & Scarborough LLP

(jon.anderson@nelsonmullins.com)